FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

May 7, 2003

TRANSGENE S.A.

(Translation of registrant’s name into English)

11, rue de Molsheim
67082 Strasbourg Cedex
France

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☒  Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-).

Enclosure:             Press release dated May, 7, 2003 announcing Transgene announces First Quarter 2003 financial results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Transgene, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 7, 2003	Transgene S.A.

	By:	/s/ Philippe PONCET
Philippe PONCET
Chief Financial Officer

CONTACT:

Transgene	Cohn & Wolfe	Euro RSCG C&O
Philippe Poncet	Julio Cantre	Marie-Carole de Groc
Chief Financial Officer (+ 33) 3 88 27 91 21	(212) 798 9779	(+33) 1 58 47 95 07

Transgene Announces First Quarter 2003 Financial Results

Strasbourg, France, May 7, 2003 - Transgene (Nasdaq: TRGNY - Nouveau Marché: TRANSGENE or 6274) today announced financial results for the first quarter ended March 31, 2003.

The net loss remained unchanged at € 4.8 million (US $ 5.2 million) in the first quarter of 2003, compared to the same period of 2002.

Transgene had total revenues of € 0.9 million (US $ 1.0 million) in the first quarter of 2003, compared to € 0.1 million (US
$ 0.1 million) for the same period in 2002. Revenues were derived from the reimbursement of expenses from the Association Française contre les Myopathies, the upfront payment related to the license agreement signed with Merck & Co., Inc. in January 2003, the manufacturing contract with the International AIDS Vaccine Initiative and recurring royalties.

Operating expenses increased by € 0.5 million (US $ 0.6 million) to € 6.0 million (US$ 6.6 million) from € 5.5 million (US
$ 6.0 million) primarily due to expanded clinical trials and pharmaceutical development costs.

Cash and cash equivalents at March 31, 2003 totaled € 49.9 million (US $ 54.4 million).

Highlights in the first quarter of 2003

•          Transgene announced positive results for two product candidates (Ad-IFNγ and Ad-IL2) in phase I clinical trials for the treatment of cancer (February 10, 2003).

•          Transgene and Merck & Co., Inc. entered into a license agreement for Transgene’s recombination technology for fast generation of adenovirus vectors (February 3, 2003).

Transgene, based in Strasbourg, France, is a biopharmaceutical company dedicated to the discovery and development of therapeutic vaccines, gene therapy products, and delivery technologies for the treatment of diseases for which there is no cure or adequate treatment at present, with a focus on the treatment of cancer. Transgene has five products in clinical development. Transgene’s proprietary vector technology platform consists of adenovirus, poxvirus and non-viral vectors.

Note: The financial information expressed in US$ is presented solely for the convenience of the reader and is translated from euro at the noon buying rate for cable transfers in euro as certified by the Federal Reserve Bank of New York on March 31, 2003, which was US$ 1.09 = € 1.00.

(financial tables follow)

Société anonyme au capital de 23 008 603 € - R.C. Strasbourg B 317 540 581
11, rue de Molsheim - 67082 Strasbourg Cedex (France) Tel : + 33 3 88 27 91 00  Fax : + 33 3 88 27 91 11

Condensed Consolidated Balance Sheets

	March 31,		December 31,
	2003	2003	2002
	(unaudited)	(unaudited)	(audited)
(US GAAP - Amounts in thousands)	US$	€	€

ASSETS
Cash and cash equivalents	54 410	49 917	54 491
Other current assets	2 613	2 397	3 316
Total current assets	57 022	52 314	57 807
Property, plant and equipment, net	9 222	8 461	8 666
Other assets	578	530	516
Total assets	66 822	61 305	66 989

LIABILITIES AND SHAREHOLDERS’ EQUITY
Total current liabilities	5 118	4 695	5 402
Total long-term liabilities	6 766	6 207	6 380
Total shareholders’ equity	54 939	50 403	55 207
Total liabilities and shareholders’ equity	66 822	61 305	66 989

Note: The financial information expressed in US$is presented solely for the convenience of the reader and is translated from euro at the noon buying rate for cable transfers in euro as certified by the Federal Reserve Bank of New York on March 31, 2003 which was US$1.09 = € 1.00.

Condensed Consolidated Statements of Operations

(US GAAP)	Three months ended March 31,
	2003	2003	2002
(Amounts in thousands except share and per share data)	US$	€	€
	(Unaudited)
Revenues
Revenues from collaborative and licensing agreements	977	896	83
Grants received for research and development	0	0	0
Total revenues	977	896	83

Operating expenses (1)
Research and development	(5 614)	(5 150)	(4 655)
General & administrative	(974)	(894)	(831)
Total operating expenses	(6 588)	(6 044)	(5 486)

Loss from operations	(5 611)	(5 148)	(5 403)

Interest and other income, net	389	357	598
Income tax benefit	0	0	0
Net loss	(5 222)	(4 791)	(4 805)

Loss per ordinary share	(0.52)	(0.48)	(0.48)
Weighted average number of shares outstanding	10 055 760	10 055 760	10 055 760

Loss per ADS (American Depositary Share)	(0.17)	(0.16)	(0.16)

Weighted average number of ADSs outstanding	30 167 280	30 167 280	30 167 280

(1) For comparability between 2003 and 2002 an amount of € 383 000 (US$417 000) in first quarter of 2002 has been reclassified from research and development expenses to general and administrative expenses.

Note: The financial information expressed in US$ is presented solely for the convenience of the reader and is translated from euro at the noon buying rate for cable transfers in euro as certified by the Federal Reserve Bank of New York on March 31, 2003 which was US$1.09 = € 1.00.